FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA provides information on accounting effects on its financial statements of adoption of IFRS 11 for Joint Arrangements

Mexico City, April 15, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, provided additional information on the effect on its financial statements of the adoption of IFRS 11 “Joint Arrangements” and related pronouncements of the International Accounting Standards Board.

IFRS 11 establishes the principles for the presentation of financial information for parties that have a participation in agreements where control is exercised in a joint manner. ICA adopted these standards effective January 1, 2013, and prior period results will be restated for comparability. The first quarter 2013 results will be the first interim results prepared under the new standards.

IFRS 11 eliminates the use of proportional consolidation. It requires the analysis of the rights and obligations of each joint arrangement, in order to classify it as a joint operation or a joint venture.  Joint operations are arrangements in which the parties (joint operators) have rights to the assets and obligations for the liabilities of the arrangement. A joint operator accounts for the assets, liabilities, income and expenses related to its participation in the joint operation. Joint ventures are arrangements in which the parties (joint venturers) have rights over the net assets of the agreement. A participant in a joint venture recognizes its participation in the joint venture as an investment using the equity method.

ICA has determined that the following legal entities are joint ventures that were previously accounted using proportional consolidation and will now be accounted using the equity method:

Segment	Legal entities reclassified as joint ventures	Project/ Company
Civil Construction	Rodio Kronsa, S.A.	Rodio Kronsa
	Actica Sistemas, S. de R.L. de C.V.	Actica
C7AI Servicios Industriales Especializados, S.A. de C.V.
Industrial Construction	ICA Fluor, S. de R.L. de C.V. (and subsidiaries)	ICA Fluor
Concessions	Autovía Necaxa Tihuatlan, S.A. de C.V.	Nuevo Necaxa - Tihuatlan highway
	Suministro de Agua de Queretaro, S.A. de C.V	Aqueduct II
	Aquos El Realito, S.A. de C.V.	El Realito aqueduct
Constructora de Infraestructura de Aguas Potosí, S.A. de C.V.
	Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	WTP Atotonilco
Administración y Servicios Atotonilco, S.A. de C.V
Corporate and Other	Los Portales, S.A.	Los Portales

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

The estimated effect of application of IFRS 11 on selected line items of ICA’s 2012 consolidated results is shown in the following table:

Empresas ICA Summary 2012 Financial Statements
	Audited Financial Statements	Restated for application of IFRS 11
(Ps. Million)
Income Statement
Revenues	47,543	37,406
Operating income	3,681	3,047
Share in net income of affiliated companies	(76)	364
Consolidated net income	1,707	1,707
Adjusted EBITDA	6,964	5,597

Balance Sheet
Current assets	38,824	35,839
Non-current assets	69,864	63,362
Total debt	51,770	47,657
Other liabilities	36,256	30,882

Statement of cash flows
Cash and equivalents at beg. of period	10,900	8,858
Cash and equivalents at end of period	8,413	6,088

Other: Construction Backlog	42,238	35,353

As a result of adoption of IFRS 11 and the merger of the affordable housing business with Javer, in 2013 ICA will report consolidated results in the following segments: Civil Construction, Concessions, Airports, and Corporate and Other.  ICA expects to provide relevant information on the performance of the principal non-consolidated businesses in its earnings reports or as material developments occur.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer